Exhibit 99.1

Corporate Communications

Pricing of CNH Industrial Capital LLC $600 million notes

London, June 23, 2015

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) today announced that its wholly owned subsidiary, CNH Industrial Capital LLC, has priced a private offering of $600 million in aggregate principal amount of 3.875% notes due 2018, issued at an issue price of 99.642%. The offering is expected to close on June 26, 2015.

CNH Industrial Capital LLC intends to use the net proceeds from the offering for working capital and other general corporate purposes, including, among other things, the purchase of receivables or other assets. The net proceeds may also be applied to repay CNH Industrial Capital LLC’s indebtedness as it becomes due.

The notes, which are senior unsecured obligations of CNH Industrial Capital LLC, will pay interest semi-annually on January 15 and July 15 of each year, beginning on January 15, 2016, and will be guaranteed by CNH Industrial Capital America LLC and New Holland Credit Company, LLC, each a wholly owned subsidiary of CNH Industrial Capital LLC. The notes will mature on July 16, 2018.

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The notes will only be offered and sold to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and in offshore transactions in accordance with Regulation S under the Securities Act. The notes being offered will not be and have not been registered under the Securities Act or the securities laws of any other jurisdiction. The notes may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the notes; nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

Forward-looking statements: CNH Industrial gives no assurance that the contemplated offering will be completed.

For more information contact:

CNH Industrial Corporate Communications

Email: mediarelations@cnhind.com

CNH Industrial N.V.

25 St James’s Street

London, SW1A 1HA

United Kingdom